02018123

SECURITIES AND [illegible] COMMISSION
Washington, D.C. 20549

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RECEIVED MAR 0 1 2002 354

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 52542

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: N.A. Investment Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4999 France Ave. S. Suite 120
(No. and Street)

Minneapolis (City) Minnesota (State) 55410 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael J. Wier 612-455-1120 (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wipfli Ullrich Bertelson LLP
(Name — *if individual, state last, first, middle name*)

2803 Lincoln Dr., Suite 300, Roseville, MN 55113
(Address) (City) (State) Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAR 2 2 2002 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

VF 3-21-02

OATH OR AFFIRMATION

I, Michael J. Wier, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of N.A. Investment Services, Inc., as of December 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

President
Title

Notary Public

PAULA R. WANNA
Notary Public
Minnesota
My Commission Expires Jan. 31, 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- (1) ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- (2) ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

(1) See Note (10) in Notes to Financial Statement
(2) See Note (3) in Notes to Financial Statement

NA INVESTMENT SERVICES, INC.

(A Subsidiary of NA Corporation)

Roseville, Minnesota

FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION

Year ended December 31, 2001 and period of February 8, 2000 (inception date) to December 31, 2000

Wipfli
CPAs & Consultants

Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5

The Board of Directors
NA Investment Services, Inc.

In planning and performing our audit of the financial statements and additional schedules of NA Investment Services, Inc. (a subsidiary of NA Corporation) (the "Company"), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests for such practices and procedures that we considered relevant to he objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but no absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Wipfli
CPAs & Consultants

INDEPENDENT AUDITOR'S REPORT

Board of Directors
NA Investment Services, Inc.

We have audited the accompanying statements of financial condition of NA Investment Services, Inc. (a subsidiary of NA Corporation) as of December 31, 2001 and 2000 and the related statements of operations, changes in stockholder's equity, and cash flows for the year ended December 31, 2001 and period of February 8, 2000 (inception date) to December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NA Investment Services, Inc. (a subsidiary of NA Corporation) as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the year ended December 31, 2001 and period of February 8, 2000 (inception date) to December 31, 2000 in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information appearing on pages 12 through 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wipfli Ullrich Bertelson LLP.

Wipfli Ullrich Bertelson LLP

January 22, 2002
St. Paul, Minnesota

NA INVESTMENT SERVICES, INC.
(A SUBSIDIARY OF NA CORPORATION)

STATEMENTS OF FINANCIAL CONDITION
December 31, 2001 and 2000

	2001	2000
Assets		
Cash and cash equivalents:		
Cash	$ 1,252,409	$ 58,829
Deposit with clearing organization	100,000	100,000
Total cash and cash equivalents	1,352,409	158,829
Receivable from clearing organization	48,494	13,412
Prepaid expenses and other assets	8,884	4,253
Property and equipment, net	17,396	13,937
Deferred income taxes	-	26,992
TOTAL ASSETS	$ 1,427,183	$ 217,423
Liabilities and Stockholder's Equity		
Liabilities:		
Accounts payable	$ 30,802	$ 7,130
Wages payable	282,322	-
Deferred revenue	15,408	-
Income taxes payable	66,057	-
Total liabilities	394,589	7,130
Stockholder's equity:		
Common stock; $1 par value; 10,000,000 shares authorized; 150,000 shares issued and outstanding	150,000	150,000
Additional paid-in-capital	800,000	100,000
Retained earnings (accumulated deficit)	82,594	(39,707)
Total stockholder's equity	1,032,594	210,293
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 1,427,183	$ 217,423

See accompanying notes to the financial statements.

NA INVESTMENT SERVICES, INC.
(A Subsidiary of NA Corporation)

STATEMENTS OF OPERATIONS
Year ended December 31, 2001 and period of February 8, 2000 (inception date) to December 31, 2000

	2001	2000
Revenues:		
Commissions	$ 662,483	$ 12,536
Net investment trading profits	588,993	-
Investment banking	49,043	-
Interest and dividends	135,236	-
Other	901	1,348
Total revenues	1,436,656	13,884
Expenses:		
Employee compensation and benefits	896,833	45,238
Occupancy expense	63,300	-
Floor brokerage, exchange, and clearance fees	22,497	6,664
Communications and data processing	62,333	5,624
Regulatory fees and expenses	19,761	7,165
Legal and professional fees	32,334	12,927
Depreciation	3,217	-
Other expenses	60,178	2,965
Interest expense	60,853	-
Total expenses	1,221,306	80,583
Income (loss) before income taxes	215,350	(66,699)
Provision (credit) for income taxes	93,049	(26,992)
Net income (loss)	$ 122,301	$ (39,707)

See accompanying notes to the financial statements.

NA INVESTMENT SERVICES, INC.
(A Subsidiary of NA Corporation)

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
Year ended December 31, 2001 and period of February 8, 2000 (inception date) to December 31, 2000

	Common Stock		Additional	Retained Earnings	
	Shares	Amount	Paid-in-Capital	(Accumulated Deficit)	Total
Balances at February 8, 2000 (inception date)	-	$ -	$ -	$ -	$ -
Issuance of common stock	150,000	150,000	-	-	150,000
Capital contribution	-	-	100,000	-	100,000
Net loss	-	-	-	(39,707)	(39,707)
Balances at December 31, 2000	150,000	150,000	100,000	(39,707)	210,293
Capital Contribution	-	-	700,000	-	700,000
Net income	-	-	-	122,301	122,301
Balances at December 31, 2001	150,000	$ 150,000	$ 800,000	$ 82,594	$ 1,032,594

See accompanying notes to the financial statements.

NA INVESTMENT SERVICES, INC.
(A Subsidiary of NA Corporation)

STATEMENTS OF CASH FLOWS
Year ended December 31, 2001 and period of February 8, 2000 (inception date) to December 31, 2000

	2001	2000
Increase in cash and cash equivalents:		
Cash flows from operating activities:		
Net income (loss)	$ 122,301	$ (39,707)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation expense	3,217	-
Changes in operating assets and liabilities:		
Net receivable from clearing organization	(35,082)	(13,412)
Prepaid expenses and other assets	(4,631)	(4,253)
Deferred income taxes	26,992	(26,992)
Accounts payable	23,672	7,130
Accrued expenses and other liabilities	363,787	-
Total adjustments	377,955	(37,527)
Net cash provided by (used) in operating activities	500,256	(77,234)
Cash flows used in investing activities - capital expenditures	(6,676)	(13,937)
Cash flows from financing activities:		
Proceeds from issuance of common stock	-	150,000
Capital contributed	700,000	100,000
Net cash provided by financing activities	700,000	250,000
Net increase in cash and cash equivalents	1,193,580	158,829
Cash and cash equivalents at beginning of period	158,829	-
Cash and cash equivalents at end of period	$ 1,352,409	$ 158,829

Supplemental cash flow information:

	2001	2000
Cash paid during the period for:		
Interest	$ 60,853	$ -

See accompanying notes to financial statements.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared in conformity with generally accepted accounting principles. Significant accounting and reporting policies follow:

Organization and Nature of Business

N.A. Investment Services, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Associations of Securities Dealers (NASD). The Company is registered under Rule 15c3-3(k)(2)(ii) which represents that funds and securities belonging to the Company's customers will be processed by a correspondent broker-dealer ("clearing organization"). The Company is engaged as a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, and investment banking services. The Company was incorporated on February 8, 2000 in Minnesota and is a wholly-owned subsidiary of N.A. Corporation (Parent).

Use of Estimates in Preparation of Financial Statements

The preparation of the accompanying financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that directly affect the results of reported assets, liabilities, revenue, and expenses. Actual results may differ from these estimates.

Revenue Recognition

The Company acts as an introducing broker and clears all transactions on a fully disclosed basis with a clearing broker or dealer. Therefore, the Company does not have to comply with the reserve requirement persuant to S.E.C. Rule 15c3-3.

Securities Activities

Proprietary securities transactions in regular-way trades, profits and losses arising from all securities transactions entered into for the account and risk of the Company, and customers' securities transactions and related commission income and expenses are recorded on their settlement date, which is generally the third business day following the trade date.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents includes cash on hand and deposits with clearing organizations.

Income Taxes

The Company files a consolidated income tax return with its Parent. The consolidated tax liability is allocated between the Company and its Parent in accordance with a tax-sharing arrangement. The arrangement provides that each party is allocated the percentage of total tax expense or benefit that would have been calculated on a separate return basis.

Deferred income taxes have been provided using the liability method. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities as measured by the current enacted tax rates which will be in effect when these differences are expected to reverse. Deferred tax expense (benefit) is the result of changes in the deferred tax asset and liability.

Commissions

Commissions and related clearing expenses are recorded on a settlement-date basis as securities transactions occur.

Advertising Costs

Advertising costs are expensed as incurred.

Office Equipment and Depreciation

Office equipment is valued at cost. Maintenance and repair costs are charged to expense as incurred. Gains or losses on disposition of property and equipment are reflected in income. Depreciation and amortization is computed on the straight-line method for financial reporting purposes, based on the estimated useful lives of the assets.

NOTE 2 NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2001, the Company had net capital of approximately $1,001,460 and net capital requirements of $100,000. The Company's ratio of aggregate indebtedness to net capital was .39 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1 after the Company's first twelve months of operations.

NOTE 3 POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of S.E.C. Rule 15c3-3 (k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

NOTE 4 PROPERTY AND EQUIPMENT

Property and equipment at December 31 are summarized as follows:

	2001	2000
Office equipment	$ 19,482	$ 13,937
Leasehold improvement	1,131	-
Subtotal	20,613	13,937
Less accumulated for depreciation	3,217	-
Total	$ 17,396	$ 13,937

At December 31, 2000, the office equipment was not placed in operations so no depreciation was recorded during 2000.

NOTE 5 MANAGEMENT CONTRACT/RELATED PARTY TRANSACTIONS

The Company has a management contract with its Parent. The contract is for one year and is renewed automatically unless either party terminates the contract by giving ninety days written notice prior to the anniversary date. The contract calls for the Parent to provide assistance for certain day to day operations, furnish office space and supplies, fund the Company's overhead expenses, and assist with compliance and other related matters. The Company will pay the Parent a "management fee" and reimburse the Parent for any overhead expenses they paid. During 2001, the Company reimbursed its parent $12,882 for accounting and financial services provided on its behalf. In addition, the Company reimbursed an affiliate a total of $63,300 for utilization of office space. Expenses reimbursed under this contract by the Company from February 8, 2000 (inception date) to December 31, 2000 were $450. As of December 31, 2001 and 2000, the Parent had waived the management fee requirement.

NOTE 6 CONCENTRATIONS OF CREDIT RISK ARISING FROM CASH DEPOSITS IN EXCESS OF INSURED LIMITS

The Company maintains cash balances in a bank insured by the Federal Deposit Insurance Corporation up to $100,000. At various times during the year its balance may exceed the insured limit.

NOTE 7 COMMITMENTS AND CONTINGENCIES

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company has indemnified the clearing broker-dealer to the extent of any net losses on these unsettled trades. At December 31, 2001, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

NOTE 8 RETIREMENT PLAN

The Parent sponsors a 401(k) profit sharing plan which covers substantially all full-time employees of the Company. Employees are allowed to make voluntary contributions to the plan. The Parent may make discretionary contributions to the plan at the discretion of the Board of Directors. No retirement plan contributions were authorized for 2001 or 2000.

Note 9 Income Taxes

The components of the income tax benefit are as follows:

	2001	2000
Current tax expense:		
Federal	$ 50,062	$ -
State	15,995	-
Total current	66,057	-
Deferred tax benefit:		
Federal	20,456	(20,456)
State	6,536	(6,536)
Total deferred	26,992	(26,992)
Total income tax expense (benefit)	$ 93,049	$ (26,992)

Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities. The major components of deferred tax assets and deferred tax liabilities are as follows at December 31:

	2001	2000
Deferred tax assets - net operating loss carryforward	$ -	$ 32,198
Deferred tax liabilities - cash method of accounting	-	(5,206)
Net deferred tax asset	$ -	$ 26,992

The income tax provision differs from the provision computed at the federal statutory corporate tax rate for the year ended December 31, 2001 as a result of the following:

Income taxes at federal statutory of 35%	$ 75,373
State income tax, net of federal income tax effect	13,717
Nondeductible expenses	3,959
Income tax provision	$ 93,049

NOTE 10 LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company had no subordinated liabilities during the period of February 8, 2000 (inception date) to December 31, 2001. Therefore, the statement of changes in liabilities subordinated to claims of general creditors has not been presented.

NOTE 11 MARGIN ACTIVITY

As part of the Company's agreement with its clearing organization, the Company is able to borrow funds from the clearing organization on margin for securities purchased by the Company. These loans are collateralized by the Company's investments. Interest is charged on the account based on the clearing organization's broker's call rate plus .5% (4.25% at December 31, 2001). No amounts were outstanding as of December 31, 2001 or 2000.

NOTE 12 RECEIVABLE FROM CLEARING ORGANIZATIONS

Amounts receivable from clearing organizations are reported net of amounts due and consist of the following at December 31:

	2001	2000
Commissions receivable	$ 51,371	$ 13,192
Interest receivable	380	658
Miscellaneous payables	(3,257)	(438)
Net receivable	$ 48,494	$ 13,412

The Company clears certain of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis (Note 1). The amount payable to the clearing organization is related to the aforementioned transactions. The Company is required to maintain a $100,000 deposit with the organization to collateralize certain transactions.

NOTE 13 RECENTLY ISSUED ACCOUNTING STANDARDS

The Financial Accounting Standards Board issued Statement No. 133, *Accounting For Derivative Instruments And Hedging Activities*, as amended by Statement No. 137 and Statement No. 138, which is effective for the Company's fiscal year and quarters beginning January 1, 2001. This statement requires companies to record derivatives on the balance sheet as assets or liabilities measured at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. Management believes that this statement will not have a material impact on the Company's financial position or results of operations because of the Company's minimal use of derivative financial instruments.

ADDITIONAL INFORMATION

NA INVESTMENT SERVICES, INC.
(A Subsidiary of NA Corporation)

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2001 and 2000

	2001	2000
Net Capital:		
Total stockholder's equity	$ 1,032,594	$ 210,293
Deductions and/or charges:		
Nonallowable assets:		
Office equipment	17,396	13,937
Deferred income taxes	-	26,992
Prepaid expenses	8,884	4,253
Net capital before haircuts on securities positions	1,006,314	165,111
Haircuts on securities	4,854	-
Net capital	$ 1,001,460	$ 165,111
Aggregate Indebtedness:		
Items included in statement of financial condition:		
Accrued expenses	394,589	7,130
Total aggregate indebtedness	$ 394,589	$ 7,130
Computation of basic net capital requirement:		
Minimum net capital required, *greater of*:		
6.67% of aggregate indebtedness	26,306	873
Minimum dollar requirement	100,000	100,000
Net capital requirement	$ 100,000	$ 100,000
Excess net capital at required minimum dollar amount	$ 901,460	$ 65,110
Excess net capital at 6.67% of aggregate indebtedness	$ 975,154	$ 164,237
Ratio: Aggregate indebtedness to net capital	0.39 to 1	0.04 to 1

There were no material differences between the amounts reported above and the amounts reported in the Company's unaudited FOCUS reports.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2001 and 2000

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: BNY Clearing Services, LLC